                                     [LOGO]
IMMEDIATE RELEASE
JULY 31, 2001
                 DRAXIS RADIOTHERAPY IMPLANT FOR PROSTATE CANCER
                               APPROVED IN CANADA

          REGULATORS CLEAR BRACHYSEED(TM) Pd-103 TO BE MANUFACTURED AND
                               MARKETED IN CANADA


         MISSISSAUGA, ONTARIO JULY 31, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) today announced that DRAXIMAGE Inc., its radiopharmaceutical subsidiary, has received approval to manufacture and market its palladium-103 brachytherapy implant in Canada. BRACHYSEED(TM) Pd-103, one of two next-generation implants from DRAXIMAGE, is indicated for the treatment of prostate cancer and other selected cancers such as localized tumours of the head, neck, lung, pancreas, breast, and uterus.

         The Canadian Health Protection Branch has approved BRACHYSEED(TM) Pd-103 for sale in Canada and the Canadian Nuclear Regulatory Commission has cleared DRAXIMAGE to manufacture BRACHYSEED(TM) Pd-103 in its cGMP compliant production facility in Kirkland Quebec.

         "These approvals allow us to proceed with our plans for producing and distributing this second BRACHYSEED(TM) product in Canada," said Dr. Martin Barkin, President and CEO of DRAXIS Health. "In June 2001, we received FDA approval for BRACHYSEED(TM) Pd-103 and we anticipate that it will become commercially available in the United States later this year following approval by the U.S. Nuclear Regulatory Commission."

         Earlier this year the Company's first brachytherapy implant, BRACHYSEED(TM) I-125, was launched into both the Canadian market by DRAXIMAGE and the U.S market by the Company's strategic partner Cytogen Corporation (NASDAQ: CYTO), a biopharmaceutical company with an established and growing product line in prostate cancer and other areas of oncology. Cytogen will also market and distribute BRACHYSEED(TM) Pd-103 in the United States together with ProstaScint(R), a unique monoclonal antibody-based imaging agent used to image the extent and spread of prostate cancer.

         Dr. Barkin continued, "Palladium-based brachytherapy implants account for approximately 40% of the U.S market and are predominantly used with more aggressive tumours, due to the fact that palladium-103, which decays at three times the rate of iodine-125, delivers a more potent initial dose of radiation to the tumour. Growing acceptance of palladium brachytherapy is expected to provide physicians with a greater degree of flexibility in treating their cancer patients. DRAXIS is one of the few companies to offer both iodine-125 and palladium-103 implants."

         Brachytherapy implants are used in the treatment of localized cancers, primarily prostate, the second most common form of cancer and the second leading cause of cancer deaths in men. Brachytherapy is the fastest growing treatment for early stage prostate cancer and offers a number of advantages compared to alternative treatments, including rapid patient recovery, lower costs and reduced incidence of complications, such as impotency and incontinence.

         BRACHYSEED(TM) is a next-generation brachytherapy implant that demonstrates a number of important innovations over currently available technology, including near perfect spherical dosimetry and double encapsulation for additional patient safety. Both the I-125 and the Pd-103 versions of BRACHYSEED(TM) are based on the same patented design, which delivers a uniform symmetrical dose of radiation to the affected area. BRACHYSEED(TM) products are custom manufactured, using fully robotic assembly, to within 3% of the desired target activity, an industry-leading standard.

About DRAXIMAGE Inc.

         DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), a second generation brachytherapy implant. DRAXIMAGE has a number of products in late-stage development, including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE), contract manufacturing (DRAXIS Pharma), and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:
AT DRAXIS
JERRY ORMISTON
TEL: (1-877) 441-1984      jormiston@ draxis.com